Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
     The chart below lists all current subsidiaries of Greenhill & Co., Inc.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION

Greenhill & Co., LLC	New York

Greenhill Aviation Co., LLC	New York

Greenhill Capital Partners, LLC	Delaware

Greenhill & Co. Europe Holdings Limited	England and Wales

Greenhill & Co. International LLP	England and Wales

Greenhill & Co. Europe LLP	England and Wales

Greenhill & Co. Cayman Limited	Cayman Islands, B.W.I.

GCP Managing Partner, L.P.	Delaware

GCP Managing Partner II, L.P.	Delaware

Greenhill Venture Partners, LLC	Delaware

GSAVP GP, L.P.	Delaware

Greenhill & Co. Holding Canada Ltd.	Canada

Greenhill & Co. Canada Ltd.	Ontario, Canada

Greenhill Capital Partners Europe LLP	England and Wales

GCP Europe General Partnership LP	Scotland

GCP Europe General Partnership II LP	Scotland

GCP Europe General Partner Limited	Scotland

Greenhill & Co. Japan Ltd.	Japan

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